UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 27, 2016

Commission File Number: 001-37773

Merus N.V.

(Exact Name of Registrant as Specified in Its Charter)

Padualaan 8 (postvak 133)

3584 CH Utrecht, the Netherlands

+31 30 253 8800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 24, 2016, Merus N.V. entered into a Registration Rights Agreement with certain of its shareholders, a copy of which is attached hereto as Exhibit 4.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: May 27, 2016	By:	/s/ Ton Logtenberg
Name: Ton Logtenberg
Title: Chief Executive Officer

	By:	/s/ Shelley Margetson
Name: Shelley Margetson
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

4.1	Registration Rights Agreement, dated May 24, 2016, among the Registrant and the Shareholders party thereto.